Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission in connection with the authorization by the respective Boards of Directors of PLDT Inc., Voyager Innovations and PLDT Communications and Energy Ventures, Inc. of the signing of subscription agreements and other related agreements, under which investors led by KKR and Co. Inc. and Tencent Holdings Ltd. will subscribe to a total of up to US$175 million worth of newly issued shares in Voyager Innovations.

Exhibit 1

PLDT Inc.

TEL

PSE Disclosure Form 4-30 - Material Information/Transactions

References: SRC Rule 17 (SEC Form 17-C)

and Sections 4.1 and 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
KKR and Co. Inc. (“KKR”) and Tencent Holdings Ltd. (“Tencent”) Lead Investment in Voyager Innovations Holdings Pte. Ltd. (“Voyager Innovations”)
Background/Description of the Disclosure

The respective Boards of Directors of PLDT, Voyager Innovations and PLDT Communications and Energy Ventures, Inc. (“PCEV”) today authorized the signing of subscription agreements and other related agreements, under which investors led by KKR and Tencent will separately subscribe to a total of up to US$175 million worth of newly issued shares in Voyager Innovations.

Immediately following this Board approval, the subscription agreements were signed by the parties.

Upon closing of the transaction which is expected within the fourth quarter of 2018 subject to the fulfillment of certain closing conditions, PLDT will remain as the majority shareholder of Voyager Innovations.

The agreements also contain provisions for Voyager Innovations to issue additional shares to other investors which, if this were to occur, would reduce PLDT’s ownership to less than 50% while still remaining as the largest shareholder.

The foregoing investment in Voyager Innovations is not subject to the compulsory merger notification regime under the Philippine Competition Act and its Implementing Rules and Regulations. In addition, the Bangko Sentral ng Pilipinas, the Philippines’ central bank, confirmed that it interposes no objection to the investment.

Other Relevant Information

Voyager Innovations is wholly-owned subsidiary of PCEV, which is a 99.9% owned subsidiary of Smart Communications, Inc., a wholly owned subsidiary of PLDT.

Refer to the attached Press Release entitled “KKR and Tencent Lead Investment in the Philippines’ Voyager Innovations” for additional details.

It will be noted, however, that the deal is covered by confidentiality agreements limiting the information that can be disclosed.

October 4, 2018

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We submit herewith SEC Form 17-C with PSE Disclosure Form 4-30 and press release in connection with the authorization by the respective Boards of Directors of PLDT Inc., Voyager Innovations and PLDT Communications and Energy Ventures, Inc. of the signing of subscription agreements and other related agreements, under which investors led by KKR and Co. Inc. and Tencent Holdings Ltd. will subscribe to a total of up to US$175 million worth of newly issued shares in Voyager Innovations.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,667 As of September 30, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	October 4, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

        PLDT         KKR          Tencent

KKR and Tencent Lead Investment in the

Philippines’ Voyager Innovations

Investment in the Philippines’ Leading Technology Company Supports Greater Financial Inclusion and Access to Mobile Internet for Filipinos

MANILA, PHILIPPINES – October 4, 2018 – PLDT Inc. (NYSE: PHI|PSE: TEL), the leading telecommunications and digital services provider in the Philippines, global investment firm KKR (NYSE: KKR), and Tencent Holdings Ltd. (0700.HK), a leading provider of internet services in China, announced today the signing of agreements under which investors led by KKR and Tencent will separately subscribe to a total of up to US$175 million worth of newly-issued shares in Voyager Innovations, giving them a substantial minority stake in the Philippines’ leading digital technology company.

Upon the closing of the transaction, which is expected within the fourth quarter of 2018, PLDT will remain as the majority shareholder of Voyager Innovations. The agreements also contain provisions for Voyager Innovations to issue additional shares to other investors which, if this were to occur, would reduce PLDT’s ownership to less than 50% while still remaining as the largest shareholder.

The new external funding in Voyager Innovations marks the largest investment to date in a Philippine technology company. With the global expertise and fresh capital from the new investors, Voyager Innovations will enable greater access to mobile payments and the internet as a whole for the country’s population.

Voyager Innovations’ mission is to accelerate digital and financial inclusion in the Philippines and enable the broader Filipino population to participate in the digital economy. The company’s award-winning technology platforms support the following digital services:

•	PayMaya, the most recognized prepaid payment wallet service in the Philippines, enabling Filipinos to shop online, pay bills, buy airtime load, and send money;
•	PayMaya Business, the largest mobile acquiring service in the Philippines, enabling enterprises of all sizes to accept digital payments;
•	Smart Padala, the largest mobile-based remittance network in the Philippines;
•	Lendr, the largest digital lending platform in the Philippines; and,
•	freenet, the most popular rewards app for free access to the internet and apps in the Philippines.

Manuel V. Pangilinan, Chairman, President and CEO of PLDT, said: “Having global powerhouses such as KKR and Tencent as investors in Voyager Innovations demonstrates not only their confidence in the company’s ability to execute its vision, but also their confidence in the Philippine technology industry as a whole.”

Orlando B. Vea, President and CEO of Voyager Innovations, said: “This is a watershed moment not only for Voyager Innovations but also for the Philippines. With this investment by KKR and Tencent, we will trigger an inflection point in digital adoption and financial inclusion in the country.”

Terence Lee, Director on KKR’s Southeast Asia team, said: “We are excited about Voyager Innovations and to further invest behind online payments leaders in emerging markets. Voyager Innovations provides critical digital and financial services to millions of Filipinos looking to join the digital economy for work and play. We look forward to leveraging our industry expertise and resources to help enhance the company’s mission of financial inclusion and accelerate its growth at a time when the digital economy is more important than ever.”

KKR’s investment in Voyager Innovations is being funded from KKR Asian Fund III. The investment is KKR’s first private equity investment in the Philippines and is part of the firm’s strategy to invest in high-growth markets that the firm believes can benefit from a rapid increase in technology adoption. Other investments KKR has made in the technology and fintech sectors include Go-Jek (Indonesia’s leading on-demand mobile platform for ride hailing, food delivery, and mobile payments), Suishou Technology (one of China’s largest personal finance management platforms) and First Data (global payment technology and services solutions provider with a presence in 118 countries).

James Mitchell, Chief Strategy Officer of Tencent, said: “Voyager Innovations connects the growing smartphone population in the Philippines to online payments and financial services. Tencent is glad to support Voyager Innovations and to advance financial inclusion.”

The foregoing investment in Voyager Innovations is not subject to the compulsory merger notification regime under the Philippine Competition Act and its Implementing Rules and Regulations. In addition, the Bangko Sentral ng Pilipinas, the Philippines’ central bank, confirmed that it interposes no objection to the investment.

Bank of America Merrill Lynch is acting as financial advisor to Voyager Innovations. Latham & Watkins and Picazo Buyco Tan Fider & Santos are acting as legal counsel to PLDT and Voyager Innovations. Paul, Weiss, Rifkind, Wharton & Garrison, and Sycip Salazar Hernandez & Gatmaitan are acting as legal counsel to KKR and Tencent.

ABOUT PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups--fixed line and wireless--PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network. PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.

ABOUT VOYAGER INNOVATIONS

Voyager Innovations is the leading technology company in the Philippines focused on developing customer-centric emerging market platforms in the areas of digital payments, digital finance, and marketing technologies. For more information, visit www.voyagerinnovation.com.

ABOUT KKR

KKR is a leading global investment firm that manages multiple alternative asset classes, including private equity, energy, infrastructure, real estate and credit, with strategic manager partnerships that manage hedge funds. KKR aims to generate attractive investment returns for its fund investors by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with KKR portfolio companies. KKR invests its own capital alongside the capital it manages for fund investors and provides financing solutions and investment opportunities through its capital markets business. References to KKR’s investments may include the activities of its sponsored funds. For additional information about KKR & Co. Inc. (NYSE: KKR), please visit KKR’s website at www.kkr.com and on Twitter @KKR_Co.

ABOUT TENCENT

Tencent uses technology to enrich the lives of Internet users. Our social products WeChat and QQ link our users to a rich digital content catalogue including games, video, music and books. Our proprietary targeting technology helps advertisers reach out to hundreds of millions of consumers in China. Our infrastructure services including payment, security, cloud and artificial intelligence create differentiated offerings and support our partners’ business growth. Tencent invests heavily in people and innovation, enabling us to evolve with the Internet.

Tencent was founded in Shenzhen, China, in 1998. Shares of Tencent (0700.HK) are traded on the Main Board of the Stock Exchange of Hong Kong.

INVESTORS:

PLDT

Anabelle L. Chua

alchua@pldt.com.ph

Melissa V. Vergel de Dios

mvvergeldedios@pldt.com.ph

Voyager Innovations

Duane Williams

investor@voyagerinnovation.com

KKR

Craig Larson
investor-relations@kkr.com

TENCENT

Jane Yip

janeyip@tencent.com

PH Cheung

phcheung@tencent.com

MEDIA:

PLDT

Ramon R. Isberto

rrisberto@pldt.com.ph

Voyager Innovations

Nick B. Wilwayco

pr@voyagerinnovation.com

KKR

Cara Major
Cara.Major@KKR.com

David Katz

David.Katz@KKR.com

TENCENT

Jane Yip

janeyip@tencent.com

PH Cheung

phcheung@tencent.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Senior Vice President and Corporate Secretary

Date:  October 4, 2018